Exhibit 12.2
KILROY REALTY, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2013		2012		2011		2010		2009
Earnings:
Income (loss) from continuing operations	$15,837		$(3,505)		$(15,584)		$(6,729)		$7,709
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	75,870		79,114		85,785		55,082		40,926
Capitalized interest and loan costs	35,368		19,792		9,130		10,015		9,683
Estimate of interest within rental expense	4,073		3,475		1,481		997		871
Fixed Charges	115,311		102,381		96,396		66,094		51,480
Plus: Amortization of capitalized interest (1)	5,823		5,318		4,622		4,348		4,067
Less: Capitalized interest and loan costs	(35,368)		(19,792)		(9,130)		(10,015)		(9,683)
Earnings	$101,603		$84,402		$76,304		$53,698		$53,573

Ratio of earnings to fixed charges	0.88	x	0.82	x	0.79	x	0.81	x	1.04	x
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(1)
Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest and reduced by capitalized interest and loan costs. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs and an estimate of the interest within rental expense.